OUR GOVERNANCE FRAMEWORK

Sasol is a values-based organisation, committed to high standards of business integrity and ethics in all activities. The Board steers and sets the direction of the company and brings independent, informed and effective judgment and leadership to bear on material decisions reserved for the Board, while ensuring that strategy, risk, performance and sustainable development considerations are effectively integrated and appropriately balanced. The Board is satisfied that it fulfilled all its duties and obligations in the 2017 financial year.

As a company listed on the Johannesburg Stock Exchange (JSE) and the New York Stock Exchange (NYSE), Sasol is subject to, and has implemented controls to provide reasonable assurance of compliance with all relevant requirements in respect of these listings. The Board confirms that Sasol's corporate governance practices do not in any significant way differ from those required of domestic companies under NYSE listing standards. We apply all the principles of the King Report on Corporate Governance for South Africa 2016 (King IV™).

The Board and its committees continue to closely monitor the implementation of Sasol's legal compliance policy and processes and improve upon them to mitigate the risk of non-compliance with the laws in the various jurisdictions in which we do business. Competition laws, anti-bribery and anti-corruption laws, sanction laws and safety, health and environmental laws, identified as key group legal compliance risk areas, remain our focus. We have implemented risk mitigation controls for each of these areas, aiming to achieve a balanced approach on compliance, by taking into consideration Sasol's obligations as well as Sasol's rights.

We regularly review and benchmark the group's governance structures and processes to ensure they support effective and ethical leadership, good corporate citizenship and sustainable development and ensure that they are applied in the best interests of Sasol and our stakeholders. We have the necessary policies and processes in place to ensure that all entities in the Sasol Group adhere to essential Group requirements and minimum governance standards. As a direct or indirect shareholder, Sasol exercises its rights and is involved in the decision-making of its subsidiaries on material matters and is satisfied that its delegation of authority framework contributes to role clarity and effective exercise of authority and responsibilities.



SASOL LIMITED SHAREHOLDERS
SASOL LIMITED BOARD
Audit Committee
Nomination, Governance, Social and Ethics Committee[1]
Remuneration Committee
Risk and SHE Committee[2]
Capital Investment Committee
Hedging Committee[3]
JOINT PRESIDENTS AND CHIEF EXECUTIVE OFFICERS
GROUP EXECUTIVE COMMITTEE[4]
Combined Assurance and Disclosure Committee
Investment Committee
Sustainability and Stakeholder Relations Committee
Sanctions Compliance Committee
EXECUTIVE VICE PRESIDENTS
WHOLLY OWNED SUBSIDIARIES AND OPERATING MODEL ENTITIES
ASSOCIATES, JOINT VENTURES AND SHAREHOLDERS
STAKEHOLDERS
ETHICAL FOUNDATION
Risk/Opportunity
Control/Assurance
Disclosures

1 Changed from Nomination, Governance, Social and Ethics Committee to Nomination and Governance Committee with effect from 1 July 2017.
2 The Risk and SHE Committee was reconstituted as the Safety, Social and Ethics Committee with effect from 1 July 2017.
3 The Hedging Committee was broadened to the Digital, Information Management and Hedging Committee with effect from 1 July 2017.
4 The Board appoints Group Executive Committee members on the recommendation of the Joint Presidents and Chief Executive Officers and the Nomination, Governance, Social and Ethics Committee.

Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information

Our directors and the composition of the Board and committees

BOARD OF DIRECTORS[1]

Independent non-executive directors			Executive directors	7 Meetings/100% attendance	
MSV Gantsho (Chairman)	NNA Matyumza	S Westwell	B Nqwababa [4]	22 Aug 2016	24 Feb 2017
C Beggs	IN Mkhize	GMB Kennealy [3]	SR Cornell [4]	9 Sept 2016	22 May 2017
MJ Cuambe	ZM Mkhize	ME Nkeli [3]	VN Fakude [5]	24 Nov 2016	25 May 2017
HG Dijkgraaf [2]	MJN Njeke		P Victor [6]	25 Nov 2016	
	PJ Robertson				

AUDIT COMMITTEE [7]

Independent non-executive directors
C Beggs (Chairman)
GMB Kennealy [8]
NNA Matyumza
IN Mkhize
MJN Njeke
S Westwell

6 meetings
100% attendance

NOMINATION, GOVERNANCE, SOCIAL AND ETHICS COMMITTEE [7]

Independent non-executive directors
MSV Gantsho (Chairman)
HG Dijkgraaf
ZM Mkhize
MJN Njeke

5 meetings
100% attendance

REMUNERATION COMMITTEE [7]

Independent non-executive directors
HG Dijkgraaf (Chairman)
MSV Gantsho
IN Mkhize
ME Nkeli [8]
PJ Robertson
NNA Matyumza

5 meetings
100% attendance

RISK AND SHE COMMITTEE

Independent non-executive directors
IN Mkhize (Chairman)
C Beggs
MJ Cuambe [9]
MSV Gantsho
PJ Robertson
S Westwell

Executive directors
B Nqwababa
SR Cornell
P Victor

4 meetings
100% attendance

CAPITAL INVESTMENT COMMITTEE

Independent non-executive directors
PJ Robertson (Chairman)
MJ Cuambe
GMB Kennealy [8]
NNA Matyumza
S Westwell

Executive directors
SR Cornell
B Nqwababa
P Victor

4 meetings
100% attendance

HEDGING COMMITTEE

Independent non-executive directors
S Westwell (Chairman)
C Beggs
IN Mkhize
PJ Robertson

Executive directors
SR Cornell
B Nqwababa
P Victor

4 meetings
100% attendance

1 In terms of our memorandum of incorporation, the Board shall consist of a maximum of 16 directors. Up to five may be executive directors. One-third of directors must retire at every Annual General Meeting and are eligible for re-election.
2 Lead independent director.
3 Appointed as independent non-executive director on 1 March 2017.
4 Appointed as executive director and Joint President and CEO with effect from 1 July 2016.
5 Resigned as executive director and Executive Vice President, Strategy and Sustainability with effect from 31 December 2016.
6 Appointed as executive director and CFO with effect from 1 July 2016.
7 The Joint Presidents and Chief Executive Officers are not members of these committees but attend meetings by invitation. They are requested to leave the meeting, where appropriate, before any decisions are made that relate to them personally.
8 Appointed as a member with effect from 1 July 2017.
9 Appointed as a member with effect from 9 September 2016.

The Board recognises and embraces the benefits of diversity at Board level, to enhance the range of directors' perspectives. We appreciate that Board diversity is an essential component for sustaining a competitive advantage. Directors are chosen for their corporate leadership skills, experience and expertise. A combination of business, geographic and academic backgrounds as well as diversity in age, gender and race, enhance the composition of a truly diverse Board.

In the year, we announced the appointment of two new female non-executive independent directors, Mss GMB Kennealy and ME Nkeli. We also announced the resignation of Ms VN Fakude, executive director and Executive Vice President, Strategy and Sustainability.

The Nomination, Governance, Social and Ethics Committee assisted with the identification of suitable candidates to be proposed for appointment to the Board, taking into consideration the annual review of Board effectiveness, which includes among others, its composition. We consider all facets of diversity, in determining the optimal composition of the Board, having due regard to the Board's gender diversity policy, which should be balanced appropriately and enable it to discharge its duties and responsibilities effectively.

OUR GOVERNANCE FRAMEWORK (continued) 2017 Development The development of industry and group knowledge is a continuous process and we brief directors on legal developments and changes in the risk and general business environment on an on-going basis. We apprise newly appointed directors of Sasol’s business and their duties and responsibilities as directors and give them the opportunity to visit Sasol’s plants and operations. The Board, its committees as well as any director are entitled to seek independent professional advice concerning the company’s affairs and to gain access to any information they may require in discharging their duties as directors. decision vs. mix and focus synthesis of d visuals Performance The evaluation of the effectiveness and performance of the Board, its committees, individual directors and the Chairman was externally assessed this financial year. We are satisfied that the evaluation process is improving the Board’s performance and effectiveness. Diversity and size Committees Mandates membership Strategic Meeting operational Board enablers frequency Quantity and n material Templates and and Assessed and roles on eight dimensions of effective Preparatio process an time • Reliable and effective reporting remains the greatest enabler to empower the Board to execute its responsibilities and focus on appropriate matters. • With a few exceptions indicated below, the Board is working well; the structure, mandate and decision roles are appropriate for the size/complexity of Sasol and the Chairman’s performance is satisfactory. • The Board will focus on allocating more time to top talent discussions and restructuring Board committees – the social and ethics aspect of the Nomination, Governance, Social and Ethics Committee has been carved out as a separate committee going forward. The Risk and SHE Committee has been disbanded, with the Board assuming direct responsibility for the governance of risk, supported by all the Board committees, responsible for ensuring the effective monitoring of risks within the ambit of the committees’ scope. We are comfortable that we have the right balance of skills, experience and independence to make a meaningful contribution to the business of the company. The committees established by the Board play an important role in enhancing standards of governance and effectiveness within the group. The terms of reference of the Board and its committees form part of the Board charter and are reviewed every year. The Board determined a target of 30% 30% 21,4%26,7% representation of women on the Board by 30 June 2019. Target 2016

We, specifically, consider the independence of directors and their other commitments when they are first appointed, as well as annually, or at any other time when a director's circumstances change and warrant re-evaluation. This is done to determine whether a director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily. Should the Nomination, Governance, Social and Ethics Committee be of the view that a director is over-committed or has an unmanageable conflict, the Chairman will meet with that director to discuss the resolution of the matter, to the satisfaction of the Committee.

It was also decided and the memorandum of incorporation accordingly amended, that no director going forward, would hold office for longer than nine years. The Board may nominate a director who served for nine years for re-election for additional periods of one year at a time, but no such director's term of office shall exceed twelve years. In order to retain necessary skills and experience, it was also agreed to remove the age restriction and directors are now allowed to serve irrespective of their age.

The Board is of the view that all non-executive directors are independent, in accordance with King IV™ and the rules of the NYSE. We have reconfirmed the independence of our non-executive directors who have been in office for more than nine years, namely Dr MSV Gantsho, Ms IN Mkhize and Mr HG Dijkgraaf. We did this after taking into account, among other considerations, the extent to which the diversity of their views, skills and experience continue to enhance the Board's effectiveness. Succession planning is a current key focus area.

Sustainability, social and ethics responsibilities

In executing its social and ethics responsibilities, as required by the South African Companies Act, the Nomination, Governance, Social and Ethics Committee considered and monitored Sasol's activities, having regard to relevant legislation, human rights and prevailing best practice, in matters relating to:

- **Social and economic development**, including Sasol's compliance with the 10 principles of the United Nations Global Compact as well as the purpose of the Organisation for Economic Co-operation and Development recommendations regarding corruption. The Committee also considered Sasol's activities in relation to good corporate citizenship, with an emphasis on Sasol's social investment and global programmes embarked on within education, skills development, environment, community development and employee volunteerism.

  The Board was responsible for considering and monitoring Sasol's activities in relation to all environmental, health and public safety matters, including the impact of the company's products and services on stakeholders.

- **Labour and employment activities**, taking into consideration employment relationships, organised labour and the International Labour Organisation Protocol on decent work and working conditions. The Committee also considers Sasol's progress in terms of the South African Employment Equity Act, No 55 of 1998, focusing on gender diversity and women empowerment and Sasol's contribution towards the educational development of employees. Sasol is committed to promoting equal opportunities and fair employment practices, globally, across all its businesses. We have implemented several programmes to ensure the practical application of our commitment to human rights, including worker participation and employment equity, always maintaining our high standards and statutory compliance.

  Sasol's code of ethics applies to all our directors and employees, it emphasises that ethical behaviour in everything Sasol does, globally, is an essential building block to embed a values-driven organisation and high-performance culture. We have translated the revised code into the most common languages of the major countries in which we operate. Our values are included in employee's performance assessments. We also conduct extensive awareness campaigns for our employees, service providers and customers and have implemented a supplier code of ethics.

- **Stakeholder relationships**, including supplier and consumer relationships and the governance of the Group's stakeholder engagement activities as well as Sasol's standing in terms of the South African Broad-Based Black Economic Empowerment (B-BBEE) Act, No 53 of 2003, including Sasol's proposed response to the revised B-BBEE Codes.

The Board, assisted by the Committee, is responsible for ensuring that disputes with Sasol's stakeholders are resolved as effectively, efficiently and expeditiously as possible. It considers the legitimate interests and expectations of stakeholders in all its decision-making. We regularly communicate with our stakeholders, including by presenting the Group's strategy and performance. In terms of the Promotion of Access to Information Act, 2 of 2000, Sasol considers and responds to all requests for access to information. We ensure appropriate engagement with requesting parties, without compromising Sasol's rights with respect to the protection of certain information.

The code of ethics is available on our website http://www.sasol.com/sustainability/ethics.

Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information